ITEM 11.  DESCRIPTION OF REGISTRANT'S
SECURITIES TO BE REGISTERED

Common Stock (5 million shares to be registered in this offering) Common stock to be issued has been authorized by the State of Colorado in the amount of 100 million shares. Holders of common stock are entitled to one vote per share for each share held of record with the appointed transfer agent, Wells Fargo Shareholder Services at 161 North Concorde Exchange, South St. Paul,
MN 55075 on any matter submitted to the stockholders for a vote. Any amendment to the Articles of Incorporation, merger, or consolidation of the company, sale, lease or exchange of all or substantially all of the company's property and assets or voluntary dissolution of the company requires approval by the company. The common stock is issued at $5.50 total under this submission to the SEC.

Class A Preferred Stock (500,000 to be registered in this offering) Class A Preferred Stock to be issued has been authorized by the State of Colorado in the amount of 10 million shares. Class A
Preferred Stock shall carry a par value of $5 per share. Holders of Class A Preferred Stock are not entitled to vote on any matter brought before the shareholders of record with the Transfer
Agent, Wells Fargo Shareholder Services at 161
North Concorde Exchange, South St. Paul, MN 55075.
An 8% dividend shall be paid for each share held of record on a quarterly basis and said dividend shall be disbursed by the Transfer Agent, Wells Fargo
Shareholder Services at 161 North Concorde Exchange,
South St. Paul, MN 55075.